GREAT ELM CAPITAL CORP.

200 Clarendon Street, 51st Floor

Boston, MA 02116

September 27, 2016

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:              Great Elm Capital Corp. (the “Company”)
Registration Statement on Form N-14
(File No. 333-212817)

Dear Mr. O’Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-14 be accelerated so that it will be declared effective at 5:15 p.m., Eastern Time, on September 27, 2016, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by telephone call to John Mahon of Schulte Roth & Zabel LLP at (202) 729-7477.

The Company hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declares the filing effective, such action:

•                 does not foreclose the Commission from taking any action with respect to the filing;

•                 does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREAT ELM CAPITAL CORP.

By: /s/ Richard Chernicoff
Name: Richard Chernicoff
Title: Secretary